================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------
                                    FORM 11-K

                                   (Mark One)

[x]      Annual Report pursuant to Section 15(d) of the Securities Exchange of
         1934

                   For the fiscal year ended December 31, 2004

                                       OR

[ ] Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [No Fee Required]


                 For the transition period from ______ to_______


                         Commission File Number 1-11416


         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  Consumer Portfolio Services, Inc. 401(k) Plan


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                        Consumer Portfolio Services, Inc.
                            16355 Laguna Canyon Road
                                Irvine, CA 92618

================================================================================

                              REQUIRED INFORMATION


I.       Financial Statements.

         Financial statements and schedule prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, together with the report of independent registered public accounting firm thereon, are filed herewith.


II. Exhibits:

         Consents of Independent Registered Public Accounting Firms are filed herewith as Exhibits 23.1 and 23.2.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.


                         Consumer Portfolio Services, Inc. 401(k)Plan

Date:  September 30, 2005                   By: /s/ Jeffrey P. Fritz
                                                --------------------------------
                                                Jeffrey P. Fritz
                                                Member, Administrative Committee

                  CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

                 Financial Statements and Supplemental Schedules

                           December 31, 2004 and 2003

    (With Reports of Independent Registered Public Accounting Firms Thereon)

                  CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN



             INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE




                                                                            PAGE

Reports of Independent Registered Public Accounting Firms                      1

Statements of Net Assets Available for Benefits - December 31, 2004 and 2003   3

Statements of Changes in Net Assets Available for Benefits - Years ended
     December 31, 2004 and 2003                                                4

Notes to Financial Statements                                                  5

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) -
     December 31, 2004                                                        10

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions        11



All schedules omitted are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



The Administrator
Consumer Portfolio Services, Inc. 401(k) Plan:


We have audited the accompanying statement of net assets available for benefits of the Consumer Portfolio Services, Inc. 401(k) Plan (the Plan) as of December 31, 2004 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, schedule H, line 4i - schedule of assets (held at end of year) and Schedule H, line 4a - schedule of delinquent participant contributions are presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



                                               /s/  Haskell & White LLP

September 12, 2005

Irvine, California

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The Administrator
Consumer Portfolio Services, Inc. 401(k) Plan:

We have audited the accompanying statement of net assets available for benefits of the Consumer Portfolio Services, Inc. 401(k) Plan (the Plan) as of December 31, 2003 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2003 and the changes in net assets available for benefits for the year then ended in conformity with U. S. generally accepted accounting principles.

                                   /s/ KPMG LLP


Costa Mesa, California
June 28, 2004

                  CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN
                 Statements of Net Assets Available for Benefits
                           December 31, 2004 and 2003




                                                         2004           2003
                                                      -----------   -----------
Investments, at fair value:
     Guaranteed interest account                      $ 2,097,832     1,517,379
     Mutual funds                                       7,504,366     4,961,240
     Consumer Portfolio Services, Inc. common stock     1,788,174     1,337,314
     Participant loans                                    452,880       261,039
                                                      -----------   -----------
                 Total investments                     11,843,252     8,076,972
Receivables:
     Employee contributions                                44,771        16,391
     Employer contributions                                 6,670            --
                                                      -----------   -----------
                                                           51,441        16,391
Payables:
     Excess contributions refundable                           --        (3,672)
                                                      -----------   -----------
                 Net assets available for benefits    $11,894,693     8,089,691
                                                      ===========   ===========



See accompanying notes to financial statements.



                   CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN
            Statements of Changes in Net Assets Available for Benefits
                      Years ended December 31, 2004 and 2003



                                                         2004            2003
                                                     ------------    ------------
Additions (reduction) to net assets attributed to:
     Interest                                        $     79,050          11,634
     Dividends                                                 --           3,249
     Net appreciation in fair value of investments      1,035,922       1,933,486
                                                     ------------    ------------
                                                        1,114,972       1,948,369
     Investment expenses                                  (77,833)        (57,378)
                                                     ------------    ------------
                                                        1,037,139       1,890,991
     Contributions:
        Employees                                       1,037,586         803,110
        Employer                                          399,961         297,665
        Employees' individual rollover                    153,534          19,821
     Transfer in from a merged plan (Note 1)            2,061,590       3,293,882
                                                     ------------    ------------
                 Total additions                        4,689,810       6,305,469
Deductions from net assets attributed to:
     Benefits paid to participants                        884,808       1,505,842
                                                     ------------    ------------
                 Net increase                           3,805,002       4,799,627
Net assets available for benefits:
     Beginning of year                                  8,089,691       3,290,064
                                                     ------------    ------------
     End of year                                     $ 11,894,693       8,089,691
                                                     ============    ============




See accompanying notes to financial statements


                                        4

                  CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN
                          Notes to Financial Statements
                           December 31, 2004 and 2003


(1)    DESCRIPTION OF THE PLAN

       The following description of the Consumer Portfolio Services, Inc. (the Plan Sponsor or CPS) 401(k) Plan (The Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       (a)    GENERAL

              The Plan was established as a profit sharing plan with a cash or deferred arrangement on January 1, 1994. The Plan was restated as of January 1, 1996 to permit investment in the Plan Sponsor's common stock without regard to Section 407(a) of ERISA. Effective January 1, 2003 the Plan Sponsor adopted the Mass Mutual Life Insurance Company Flexinvest(R) Prototype Non-Standardized 401(k) Profit Sharing Plan.

              The Plan is a defined contribution plan which provides retirement benefits for eligible employees of the Plan Sponsor. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       (b)    ADMINISTRATION OF THE PLAN

              The Plan is administered by the Human Resources Department (the Plan Administrator) of the Plan Sponsor. The Plan Administrator consults with the board of directors and other key management of the Plan Sponsor when managing the operations and the administration of the Plan.

              During 2002 and through March 4, 2003, the Plan was managed by The Prudential Insurance Company of America. As of March 4, 2003, the Plan is operated under an agreement which requires that Mass Mutual Retirement Savings (Mass Mutual), custodian and recordkeeper, holds and distributes the funds of the Plan in accordance with the text of the Plan and the instructions of the Plan Administrator or its designees.

       (c)    CONTRIBUTIONS

              Employees are eligible to participate in the Plan after completing 90 days of service. In accordance with the Plan, participants may contribute up to 50% of their annual compensation. Contributions are subject to certain limitations as defined in the Plan as well as a maximum of $13,000 and $12,000 for the years ended December 31, 2004 and 2003 , respectively, under the Internal Revenue Code of 1986. Participants may roll over into the Plan amounts representing distributions from other qualified plans.

              The Plan Sponsor may make a discretionary matching contribution equal to a discretionary percentage of the participant's pretax contributions. Discretionary matching contributions were $399,961 and $297,665 for the years ended December 31, 2004 and 2003, respectively.

                  CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN
                    Notes to Financial Statements (Continued)
                           December 31, 2004 and 2003


(1)    DESCRIPTION OF THE PLAN (CONTINUED)

       (d)    PARTICIPANT ACCOUNTS

              Each participant's account is credited with the participant's contributions, allocations of the Plan Sponsor's matching contributions and investment earnings and charged with an allocation of expenses and investment losses. Allocations are based on participant earnings or account balances, as defined.

       (E)    VESTING

              Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Plan Sponsor's matching contributions plus actual earnings thereon is based on years of continuous service. A participant vests at the rate of 20% after two years of credited service and 20% each year thereafter until 100% is reached after six years of credited service. Participants are also fully vested at death, retirement, and upon termination for disability.

       (F)    INVESTMENT OPTIONS

              The Plan offers various investment options which are managed by several outside investment managers. Upon enrollment in the Plan, participants may direct their contributions in any of the investment options offered at the time. Participants may change their investment options daily. Participants should refer to the Plan fund description pamphlet for a complete description of the investment options and for the detailed composition of each investment fund.

       (G)    PARTICIPANTS LOANS

              Participants may borrow from their fund accounts. Loan transactions are treated as a transfer to (from) the investment funds. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Loans are limited to the lesser of $50,000, reduced by the highest outstanding loan balance during the preceding 12 months, or 50% of the participant's vested account balance. A loan shall be repaid within five years, unless it is used for the purchase of a primary residence. Principal and interest are paid ratably through payroll deductions.

              Participant loans are included in the statements of net assets available for plan benefits at their outstanding balances, which approximate fair value of the notes. The notes are payable through payroll deductions in installments of principal plus interest at rates of 5.00% - 11.50%, with final payments due between January 2004 and October 2012, and are secured by the participants' vested account balances.

       (H)    PAYMENTS OF BENEFITS

              Upon termination of service, a participant may elect to receive either a single lump sum payment in cash equal to the value of the vested interest in his or her account, or a series of substantially equal annual or more frequent installments over a period not to exceed the participant's life expectancy. Benefits are recorded when paid.

                  CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN
                    Notes to Financial Statements (Continued)
                           December 31, 2004 and 2003


(1)    DESCRIPTION OF THE PLAN (CONTINUED)

       (I)    FORFEITED ACCOUNTS

              Through December 31, 2002 forfeitures were applied to reduce any employer contribution. Effective January 1, 2003, forfeitures attributable to matching contributions will be applied first to reduce expenses related to the administration of the Plan and then to reduce any employer contributions. As of December 31, 2004 and 2003, forfeited accounts totaled $245,420 and $163,784, respectively.

       (J)    PLAN TERMINATION

              Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

       (K)    PLAN MERGERS

              The board of directors approved a merger of the MFN Financial Corporation Retirement Savings Plan into the Plan. The sponsor of the MFN Financial Corporation Retirement Savings Plan is MFN Financial Corporation, a subsidiary of Consumer Portfolio Services, Inc. Assets of $3,293,882 were transferred into the Plan on February 12, 2003. Effective January 1, 2004 the board of directors approved a merger of The Finance Company 401(k) Plan into the Plan. The sponsor of The Finance Company 401(k) Plan was The Finance Company, a subsidiary of Consumer Portfolio Services, Inc. Assets of $2,061,590 were transferred into the Plan on March 2, 2004.

(2)    SIGNIFICANT ACCOUNTING POLICIES

       (A)    BASIS OF ACCOUNTING

              The financial statements of the Plan have been prepared on the accrual basis of accounting.

       (B)    INVESTMENTS

              Publicly traded securities are carried at fair value based on the published market quotations. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at their outstanding balances, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

              Realized gains and losses on investments are based on the market value of the asset at the beginning of the year or at the time of purchase for assets purchased during the year and the related fair value on the day the investments are sold during the year.

       (C)    ADMINISTRATIVE EXPENSES

              The Plan and the plan sponsor share in plan expenses. Certain direct investment expenses, such as loan, withdrawal or distribution processing fees are deducted from participants' accounts.

                  CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN
                    Notes to Financial Statements (Continued)
                           December 31, 2004 and 2003

\
(2)    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       (d)    USE OF ESTIMATES

              The Plan Administrator has made a number of estimates and assumptions relating to the reporting of assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Accordingly, actual results may differ from those estimates.

       (e)    RISKS AND UNCERTAINTIES

              The Plan provides for various investments options in money market funds, mutual funds, guaranteed interest accounts and the common stock of Consumer Portfolio Services, Inc. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of uncertainty related to changes in value of investment securities, it is at least reasonably possible that changes in the various risk factors could materially affect participants' account balances and the amounts reported in the financial statements.

       (f)    CONCENTRATION

              Investments in the common stock of Consumer Portfolio Services, Inc. comprise approximately 15% and 17% of the Plan's investments as of December 31, 2004 and 2003, respectively.

(3)    INVESTMENTS

       The following presents the fair value of investments that represent 5% or more of the Plan's net assets:

                                                         2004           2003
                                                      -----------   -----------
Investment:
     MM Guaranteed Interest Account                   $ 2,097,832     1,517,379
     Main Street (Oppenheimer)                            938,425       642,986
     MM Aggressive Growth (Sands Cap)                     801,210       627,463
     MM Blue Chip Growth (Fidelity) *                     467,076       453,227
     MM Fundamental Val (Wellington)                      633,812       445,127
     MM Indexed Equity                                  1,310,955       807,979
     CPS Common Stock                                   1,788,174     1,337,314
     Other investments individually less than 5%        3,805,768     2,245,497
                                                      -----------   -----------
                                                      $11,843,252     8,076,972
                                                      ===========   ===========

       *   Less than 5.0% at December 31, 2004

                  CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN
                    Notes to Financial Statements (Continued)
                           December 31, 2004 and 2003


(2)    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       During 2004 and 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by investment type, as follows:

                                                         2004            2003
                                                      ----------      ----------
       Investment:
          Mutual funds                                $  740,537       1,222,306
          Common stocks                                  295,385         711,180
                                                      ----------      ----------
                                                      $1,035,922       1,933,486
                                                      ==========      ==========

(4)    DEMUTUALIZATION OF THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

       On December 18, 2001 The Prudential Insurance Company of America (Prudential Insurance) converted from a mutual life insurance company owned by its policyholders to a stock life insurance company and became an indirect, wholly owned subsidiary of Prudential Financial, Inc. (Prudential Financial). In January 2002, as part of the conversion, the Plan received 456 shares of Prudential Financial's common stock. The shares received by the Plan represent the compensation to which the Plan was entitled under Prudential Insurance's demutualization plan, which was approved by the state of New Jersey on October 15, 2001. The fair value of the common stock was recorded as a receivable as of December 31, 2001 and, upon receipt of the common stock in 2002, as an investment. The common stock is nonparticipant-directed allocated to participant accounts in 2003.

(5)    TAX STATUS

       The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated February 7, 1996 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC) and is, therefore, exempt from Federal income taxes. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes is included in the accompanying financial statements.


                                           CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN
                                  Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                                                         December 31, 2004

  Identity of issuer,
  borrower, lessor or          Description of investment including maturity date, rate of
      similar party                    interest, collateral, par or maturity value                   Cost         Current value
      -------------                    -------------------------------------------                   ----         -------------

MassMutual                 Guaranteed Interest Account                                                2,097,832         2,097,832
MassMutual                 Holding Account - SIA-AG                                                           0                 2
MassMutual                 Consumer Portfolio Services, Inc. common stock                               941,957         1,788,174
MassMutual                 Fidelity Dividend Growth Fund                                                 19,244            19,659
MassMutual                 Fidelity Fund                                                                 51,172            54,720
MassMutual                 Sel Blue Chip Growth (Fidelity)                                              408,841           467,078
MassMutual                 Sel Aggressive Growth (Sands)                                                573,977           801,210
MassMutual                 Sel Fundamental Value (Wellington)                                           483,499           633,812
MassMutual                 Sel Growth Equity (GMO)                                                      296,139           350,513
MassMutual                 Sel OTC 100 (Northern Trust)                                                  98,663           121,016
MassMutual                 Sel Indexed Equity (Northern Trust)                                        1,055,641         1,310,955
MassMutual                 Aggressive Journey                                                           175,714           197,737
MassMutual                 Conservative Journey                                                         175,253           205,574
MassMutual                 Ultra Aggressive Journey                                                      30,699            35,714
MassMutual                 Moderate Journey                                                             417,565           495,804
MassMutual                 Sel Stratified Balance (Salomon)                                             327,814           380,163
MassMutual                 Prime Small Company Opportunity (Babson)                                     103,538           120,658
MassMutual                 Premier Main Street (OFI)                                                    763,919           938,425
MassMutual                 High Yield (OFI)                                                             126,142           146,006
MassMutual                 Premier Global (OFI)                                                         172,235           251,045
MassMutual                 International New Discovery (MFS)                                            256,690           347,088
MassMutual                 Mid Cap Core Equity (AIM)                                                    141,443           157,681
MassMutual                 Total Return (PIMCO)                                                         309,297           328,741
MassMutual                 Prime Inflation Protection Bd (Babson)                                       135,905           140,765
Participant Loans          5.00% - 11.50%                                                               452,880           452,880
                                                                                                                       11,843,252
---------------------------------------------------------------------------------------------------------------------------------


                      CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN
          Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
                                     December 31,2004


                    Relationship             Description of
                    to plan,                 transaction,
Identity of         employer or other        including rate      Amount on
Party Involved      party-in interest        of interest         line 4(a)      Lost Interest
--------------      -----------------        -----------         ---------      -------------
Consumer Portfolio     Plan Sponsor           Participant         $44,423           $67
Services, Inc.                               Contribution

